LAWRENCE B. SEIDMAN
100 Misty Lane
Parsippany, NJ 07054
(973) 952-0405
(973) 781-0876 fax
March 14, 2007

Ms. Christina Chalk, Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Center Bancorp, Inc.
PREC 14A filed on February 17, 2007 by the Committee to
Preserve Shareholder Value
SEC File No. 0-11486

Dear Ms. Chalk:

I am writing in response to your March 6, 2007 comment letter. The responses are numbered to correspond to the format of your comment letter.

General

Comment:

1.
Please fill in the blanks throughout the proxy statement. If you are referring to disclosure that appears in the Company’s proxy statement to satisfy the disclosure obligations under schedule 14A, you must specifically so state.

See Rule 14a-5(c).

Response:

1. All of the appropriate blanks have been filled in and the required disclosure obligations under Schedule 14A have been stated.

Comment:

2.
The proxy statement should describe any past contacts or interactions between the Committee members and their affiliated and the Company. For example, the disclosure on the first page of the proxy statement indicates that Mr. Seidman requested that the Board be expanded by one member, and that he be placed on the Board. As to this and any other contacts between members of the Committee and the Company, please expand your disclosure to provide the background leading up to such contact, the form of the communication, when it took place and the parties involved. Of course, you should also provide appropriate disclosure about any events or actions that resulted from the contact.

Response:

2.	The following section was added on page 5:

Background

On June 29, 2006, Mr. Seidman and certain members of the Committee filed a Schedule 13D disclosing ownership of 7.57% of the Company’s outstanding shares. In addition, Peter R. Bray, a shareholder of the Company and Mr. Seidman’s attorney, sent a letter dated June 27, 2006 nominating Seidman, Vanaria, and Schechter for election to the Company’s Board of Directors at the Company’s next annual meeting. Shortly thereafter, Mr. Seidman had a phone conversation with John J. Davis (“Davis”), the President and Chief Executive Officer of the Company and its primary banking subsidiary. Mr. Seidman requested a meeting with Mr. Davis and any other directors Mr. Davis thought appropriate.

On August 1, 2006, Mr. Seidman and his counsel met with Mr. Davis and the Company’s counsel. At the meeting, Mr. Seidman requested the board be expanded by one and that he be placed on the board. Mr. Seidman also discussed, that in his opinion, the financial performance of the Company was not satisfactory. There was also a very general discussion concerning ways to improve financial performance by expense control, better asset allocation between loans and securities, and accretive acquisitions.

On September 27, 2006, Mr. Seidman sent a letter to Mr. Davis in response to the Company’s September 21, 2006 press release. Mr. Seidman was critical of the two balance sheet restructurings done by the Company, which resulted in the Company incurring a loss. Mr. Seidman also took issue with the Company’s statement that his addition to the board would have a “disruptive effect.” Mr. Seidman had previously offered to provide names and phone numbers of Board Chairmen and other directors of financial institutions of which he served on the board so the Company could conduct proper due diligence. Mr. Seidman noted that based on information he had, the Board had not contacted a single person at any of these financial institutions. Mr. Seidman requested Mr. Davis not be re-elected to the Board and be terminated as President and Chief Executive Officer of the Company and its primary banking subsidiary.

On November 2, 2006, Mr. Seidman wrote Mr. Davis complaining about the Company’s poor earning performance. On December 7, 2006, Messrs Seidman, Vanaria, and Schechter met with, and were interviewed separately by, the Company’s Nominating Committee. At this meeting, Messrs Seidman, Vanaria, and Schechter provided the Nominating Committee with their business and professional backgrounds and answered any questions posed by the Nominating Committee and the Company’s counsel.

On January 30, 2007, Mr. Seidman sent a letter to John J. Davis stating that the fourth quarter 2006 earnings were “pathetic.”

On January 30, 2007, the Company issued a press release announcing that the Board of Directors nominated Brenda Curtis, Donald Kein, Norman F. Schroeder, and Mr. Davis, all present members of the Board, for re-election to the Board at the 2007 Annual Meeting, and rejected the nominations of Messrs Seidman, Schechter and Vanaria. By letter dated January 31, 2007, Mr. Seidman requested the Company provide the most current shareholder lists; including the NOBO/CEDE/Philadep list. After requesting Mr. Seidman sign a confidentiality agreement, which he did, the Company provided certain shareholder lists to Mr. Seidman.

Comment:

3.
Disclose whether the Committee members or their affiliates may engage in any transaction with the Company if you are successful in this solicitation. In addition, discuss whether the Committee members may have an interest in a business combination transaction apart from their interest as shareholders. For example, would they earn a commission or other “finder’s fee” for indentifying a business combination partner for the Company? Please discuss.

Comment:

4.	If the Committee members have approached any potential acquirors or acquirees of the Company, this fact should be disclosed. Please revise or advise.

Response:

3 & 4.      The following changes have been made to paragraph 2 of the section “The
        Committee’s Goal: Our Goal is to Maximize the Value of the of the Company’s Stock for All Shareholders” on page 6: “The
           Committee members or their affiliates will not engage in any transaction with the Company if its Nominees are elected. In addition, the Committee members will not have an interest in a business combination or transaction other than as a shareholder if its Nominees are elected. In addition, the Committee members have not had any preliminary merger discussions with any acquirer and/or acquiree…”

Comment:

5.
Throughout the proxy statement, you cite figures from the Company’s historical results and other data, including figures relating to sales of other bank holding companies. For each such statement, please provide supplemental support to the staff. For example, tell us in which periodic report or other document the figures appear (please be as specific as possible, including page cites or section headings, etc).

Response:

5.	Enclosed herewith and attached as Exhibit A, are news stories in reference to transactions disclosed under “Mr. Seidman’s Past History With Certain Financial Institutions.”

Comment:

6.
You enumerate several actions your Nominees will take if elected. These include attempting to persuade the Company to accelerate its share repurchase program and retaining an investment banker to evaluate its options for maximizing shareholder value. Since your Nominees will represent a minority of the Board members even if elected, prominently note that in each place where you discuss their plans and caveat the discussion of your Nominees’

intentions by stating that they will not have the ability to independently direct the future of the Company.

Response:

6.
The following changes have been made to paragraph 2 of the section “Company’s Share Repurchase Program” on page 7: “The Committee Nominees would attempt to persuade the Company to accelerate the purchase of stock pursuant to the above authorized share repurchase plan. To accomplish this goal, the Committee Nominees, if elected, will need the cooperation of five of the other Directors.”

Comment:

7.
Refer to our last comment above. Explain which contemplated actions may also require the approval of shareholders. In this regard, we note that your Nominees intend to amend the Company’s By-Laws to de-classify the Board. Would this require shareholder approval? If so, please disclose.

Response:

      7.     The following changes have been made to the “The Board of Directors Should Be De-Classified” section and now reads as follows on page 9: “If the Committee Nominees are elected, they will propose an amendment to the Company’s By-
            Laws to de-classify the Board so that all the directors will stand for election each year. Presently the Board is split into three classes with approximately one-third (1/3) of the Board standing for election each year. A classified board can prevent shareowners from mounting a successful opposition to the entire board, because only one-third of the directors are up for election in any given year. By way of contrast, a declassified board would stand for election in its entirety, every year.”

  “The Committee Nominees will need the support of five additional Board members to gain Board approval for its amendment to de-classify the Board. Shareholder approval is not required to amend the Company’s By-laws.”

Comment:

Cover Page

8.	On this page, state the total number of members currently serving on the Company’s Board.

Response:

8.	It is now stated on page 3 that there are presently fourteen members of the Board of Directors.

Comment:

9.
Toward the bottom of the cover page, you note that because this is a contested election for directors, “there should not be any broker non-votes.” Please clarify whether you mean that broker non-votes can occur, but that shareholders should avoid them by exercising their right to vote by instructing their brokers as to their intentions. Or are you stating that the broker cannot return an unvoted proxy card in the case of an election contest? Please clarify for shareholders.

Response:

9.
The following changes have been made to page 4: “…Since this is a contested election for directors, there should not be any broker non-votes, which means that brokers cannot vote on a client’s behalf without instructions, so every shareholder should provide these instructions to their broker…”

Comment:

The Committee’s Goal: Our Goal is to Maximize the Value of the Company’s Stock for all Shareholders, page 3

10.
You state your belief that the Company should engage an investment banker to analyze the Company’s value and provide “statistical and market data” that will assist the Board in making “an informed financial decision.” Explain how you know whether or not the company has already engaged a financial advisor. If you don’t know, state this in the proxy materials.

Response:

10.
The following changes have been made to paragraph 1 of this section on page 6: “…The Committee does not know whether or not the Company has already engaged an investment banker or financial advisor to conduct the type of work referred to herein.”

Comment:

The Company’s Goal: Our Goal is to Maximize the Value of the Company’s Stock for all Shareholders, page 3

11.
We note your reference to your financial analyses to assess the performance of the Company as compared to peer companies. In order to present your comparative data in a fair and complete manner, this section should be expanded to identify the peer companies to which you compared the Company and how they were selected.

Comment:

12.
You currently describe only two values derived from your analyses: return on average assets for 2006 and return on average tangible equity for 2006. If other analyses yielded more favorable figures for the company as compared to the peer group, disclose this to present a balanced picture of your analyses.

Comment:

13.
Define “return on average assets” and “return on average tangible equity” as those phrases are used in this section. Your expanded disclosure should explain how these measures are calculated and how they differ from one another.

Response:

11, 12 &13.

The following changes have been made to this section on page 8: “…This query resulted in 17 companies1. The peer group median for return on average assets for 2006 was 0.99%, compared to just 0.37% for the Company. The peers had a median return on average tangible equity of 12.07% for 2006, versus 5.02% for the Company. In Mr. Seidman’s opinion, no comparison involving earnings would be favorable to the Company. With respect to credit quality, the Company would be compared favorable to its peers. Return on average assets is calculated as net income as a percentage of average assets. This ratio measures how effectively a company manages the overall size of its balance sheet. Return on average tangible equity is calculated as net income, adjusted for tax-effected amortization of intangibles, as a percentage of average tangible equity. This ratio measures how effectively a company manages its capital.”

“1Peers are ACNB, ALNC, ASRV, BERK, BMTC, CNND, CZNC, FCEC, FLIC, FLPB, FNCB, FRBK, GFLS, PGC, SHBI, SMBT and TBBK.
Source: SNL Financial LC*”

Comment:

The Board of Directors should be De-Classified, page 5

14.
Explain why you believe the Board should be de-classified. In addition, discuss the effect of such a change. For example, it would presumably make a change in control of the Company easier and faster to accomplish. How would this impact shareholders? Describe this and any other potential impact on the Company and its shareholders.

Response:

14.
The following changes have been made to paragraphs 1 and 2 of this section on page 9: “…A classified board can prevent shareowners from mounting a successful opposition to the entire board, because only one-third of the directors are up for election in any given year. By way of contrast, a declassified board would stand for election in its entirety, every year.”; “The Committee Nominees will need the support of five additional Board members to gain Board approval for its amendment to de-classify the Board. Shareholder approval is not required to amend the Company’s By-laws.”

Comment:

Therefore a Vote for the Committee Nominees is a Vote to Start the Process to Accelerate the Share Repurchase Program…..page 5

15.
The heading of this subsection is the only place in the proxy statement that you lay out your Nominees priorities in order. That is, the heading makes clear that you will attempt to sell the Company only after you accelerate the share repurchase program, and if your Nominees are unsuccessful in effecting an accretive acquisition. This should be more prominently disclosed and discussed in an appropriate section of the proxy statement.

Response:

15.
The following changes have been made to paragraphs 3 and 4 of this section on page 10: “The first thing the Committee Nominees would request is that the Company implement an aggressive stock repurchase program. Shortly after implementing the repurchase program, the Committee Nominees would attempt to persuade the Company to pursue an accretive acquisition. The Board of Directors of the Company would have to determine a satisfactory price, which could be either all cash or stock or a combination of cash and stock. (The Board would have to make the same determination with respect to the consideration to be received in connection with a sale of the Company.) To accomplish the Committee's goal, the Committee Nominees, if elected, will need the cooperation of five of the other Directors. Furthermore, the Committee Nominees' plans could change, subject to the fiduciary duty they will owe to all Shareholders, if elected. “

“A sale of the Company would be pursued only if the Committee Nominees did not feel that the earnings of the Company could be significantly increased or an accretive acquisition accomplished. The Committee’s plan is based solely on a review of the Company’s public filings. The plans could change after the Committee Nominees review the Company’s detailed business plan and non-public financial information.”

Comment:

16.	Refer to the statement at the top of page 6 about what acquisitions will require the approval of shareholders of the Company. Briefly explain under what circumstances a vote may be required.

Response:

16.
Paragraph 5 of this section now reads as follows on page 10: “Shareholders will not be afforded a separate opportunity to vote on the implementation of a stock repurchase program. A shareholder vote will be required to sell the Company, whether the consideration is cash or stock. A shareholder vote may not be required for an acquisition involving cash and/or stock unless it exceeds certain limitations.”

Comment:

Mr. Seidman’s Past History with Certain Financial Institutions, page 6

17.	In the third paragraph of this section, note whether or not the price paid in CFSB’s Dutch auction represented a premium to the market value of the shares at that time, and if so, by how much.

Response:

17.
The above mentioned paragraph has been modified as follows: “…Thus, the Dutch Auction resulted in large measure from proposals made by, and actions undertaken, by Seidman. The Dutch Auction was for $16.00 per share and on the day before it was announced, the closing price for CFSB stock was $14.00.”

Comment:

18.
Where you state in this section that you filed a Schedule 13D and then certain actions occurred, clarify why you believe that your filing caused the relevant companies to effect those actions. For example, in the fourth from the last paragraph on page 6, you note that you filed a Schedule 13D disclosing a plan to maximize shareholder value through an accretive acquisition or sale of FBER, EGLB, IGAF, and ANE and then note that all four financial institutions were sold after the respective announcements. Why do you believe your actions caused the sales? How close in time to the filing of your Schedule 13D did such sales occur?

Response:

18.
The following sentence has been added to paragraph 5 of this section on page 11:“Mr. Seidman does not believe that the filing of his Schedule 13Ds caused any company to effect the actions referred to herein.”

Comment:

19.
Refer to the second to last paragraph on page 6. We don’t understand the relevance of the disclosure here. Who are Mr. Griffith and Mr. Gendell and why is their involvement with KNK relevant to you? Please clarify.

Response:

19.	The above mentioned paragraph has been deleted.

Comment:

20.
Here and in several other places in the proxy statement, you present data compiled by SNL Financial LC. Disclose whether or not the consent of the author or publication was obtained for the use of such materials. See Rule 14a-12(c)(ii) of Regulation 14A. In addition, please be aware that it is your responsibility to ensure that the materials are not used inappropriately and out of context, and are not subject to such qualification that their use in the proxy statement would be misleading.

Response:

20.	See the attached letter from Daniel Oakey, Chief Contracts Officer from SNL Financial.

Comment:

21.
Refer to our last comment above. We note your disclaimer in the third paragraph on page 7 that you have not independently verified the accuracy of the SNL Financial Rations. Please understand that assumed responsibility and liability for material prepared and published by third parties that you include in your proxy statement. Therefore, you must be prepared to support the statements made, not simply the fact that such statements were made by a third party. Please confirm your understanding in your response letter and delete or modify the disclaimer.

Response:

21.
The following was added to paragraph 10 of this section on page 12: “The Committee has not independently verified the accuracy of the SNL Financial ratios but believes the information provided by SNL Financial to be accurate and reliable and to be widely utilized in the financial service industry and quoted extensively in financial publications.”

Comment:

Election of Committee Nominees, page 7

22.
With respect to the November 8, 1995 order issued by the OTS against Mr. Seidman, clarify whether or not the three-year period requiring board review of any documentation to be submitted to that Agency has run. It would appear to have run given the 1995 date of the order, but the language you use in describing it causes us to question whether the three-year period would begin from the date that Mr. Seidman becomes an “institution-affiliated party of any insured depositary institution.” If the latter, discuss the consequences if the Company is such an institution.

Response:

22.
The following sentence was added to paragraph 10 of this section on page 14: “The Company is not an OTS regulated institution and it is Mr. Seidman’s counsel’s opinion that the three year period requiring board review is therefore not applicable.”

Comment:

23.	Include a statement like the one included on the proxy card to the effect that their can be no guarantee that the Company’s nominees will agree to serve with your Nominees, if they are elected.

Response:

23.	The following sentence was added to paragraph 1 of this section on page 12: “There is no assurance that any of the Company’s nominees will serve if elected with the Committee’s Nominees.”

Comment:

Solicitation; Expenses, page 8

24.
Your disclosure here states that you may solicit proxies by “advertisement.” Clarify in your response letter what kind of advertisement you may use, including where the ads may appear, and how you will comply with your obligation to deliver a proxy statement. We may have additional comments after reviewing your response.

Response:

24.
The following sentence has been added to paragraph 1 of this section on page 14: “At this time, the Committee has not determined the use of any advertising in its solicitation, but this decision could be changed dependent upon the actions of the Company.”

Comment:

25.	Disclose on page 9 that a shareholder may also revoke a proxy granted to you by delivering a later-dated proxy to the Company.

Response:

25.	On page 15, this section of paragraph 4 of this section now reads as follows: “... (ii) submitting a duly executed proxy bearing a later date to the Committee or the Company;…”

Comment:

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed voting decision. Since the filing persons are in possession of all facts relating to the relevant disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each participant in this solicitation acknowledging that:

●	such participant is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	such participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

Enclosed please find a “Tandy Statement” signed by each participant acknowledging the three points addressed above.

Very truly yours,

Lawrence B. Seidman

LBS:jb

Exhibit A
News stories

Atlantic Bank of New York completes acquisition of Yonkers Financial
May 09, 2002 12:00 AM ET

Atlantic Bank of New York, New York, said May 9 it has completed its acquisition of Yonkers Financial Corp. ($571.7M), Yonkers, NY, in a cash deal worth approximately $67.3M.

Pursuant to the agreement, Yonkers shareholders are to receive $29.00 for each share of common stock they own. As a result of the merger, Yonkers unit Yonkers Savings and Loan Association FA has been merged into Atlantic Bank.

Atlantic Bank said the deal will give it approximately $2.5B in assets and 21 full-service branch offices. The bank said it intends to "retain and grow" all branches acquired in Westchester and Dutchess Counties and will retain all current branch staff members.

Atlantic Bank said the acquisition provides it "with broadened market opportunities to expand its retail branch presence and increase its share of the consumer and small- to mid-size business market segments as well as grow its residential mortgage lending operation."

Exhibit A
News stories

First Commonwealth completes GA Financial acquisition
May 24, 2004 4:20 PM ET
By Joe Maloney

GA Financial Inc. shareholders have approved the sale of the thrift to First Commonwealth Financial Corp., and the companies expect to complete the merger at the close of business May 24.

Indiana, PA-based First Commonwealth ($5.2 billion) announced its agreement to acquire Pittsburgh-based GA Financial ($904.1 million) on Dec. 12. SNL Financial valued the deal at $183.2 million at announcement.

Exhibit A
News stories

PNC Financial completes $649 million acquisition of United National Bancorp

January 02, 2004 8:44 AM ET

By Nathan Stovall

Pittsburgh-based PNC Financial Services Group Inc. ($72.3 billion) completed its $649 million cash-and-stock acquisition of Bridgewater, NJ-based United National Bancorp ($3.1 billion), the bank said Jan. 1.

With the deal, United National shareholders will receive approximately $321 million in cash and 6.6 million shares of PNC common stock.

PNC Financial announced its acquisition of United National on Aug. 21.

 Exhibit A

News stories

United National completes acquisition of Vista Bancorp

August 21, 2002 12:00 AM ET

United National Bancorp ($2.8B), Bridgewater, NJ, announced that it has completed the acquisition of Vista Bancorp Inc. ($712M), Phillipsburg, NJ.

Exhibit A
News stories

SBMC completes acquisition of FFES

September 04, 2001 12:00 AM ET

Connecticut Bancshares Inc. ($1.5B), Manchester, CT, has completed its acquisition of First Federal of East Hartford ($1.1B), East Hartford, CT.

Under the terms of the agreement, Connecticut Bancshares will pay $37.50 in cash for each share of First Federal held. First Federal will then be merged into Connecticut Bancshares unit The Savings Bank of Manchester.

Exhibit A

News stories

HUBCO Inc. ($5.1B), Mahwah, NJ, has completed its acquisitions of IBS Financial Corp. ($737.7M), Cherry Hill, NJ, and Community Financial Holding Corp. ($162.8M), Westmont, NJ, effective Aug. 14.

August 14, 1998 12:00 AM ET

HUBCO Inc. ($5.1B), Mahwah, NJ, has completed its acquisitions of IBS Financial Corp. ($737.7M), Cherry Hill, NJ, and Community Financial Holding Corp. ($162.8M), Westmont, NJ, effective Aug. 14.

Exhibit A
News stories

Richmond County Financial Corp. ($2.9B), Staten Island, NY, has completed its acquisition of South Jersey Financial Corp. ($328.1M), Turnersville, NJ, effective July 31.

July 31, 2000 12:00 AM ET

Richmond County Financial Corp. ($2.9B), Staten Island, NY, has completed its acquisition of South Jersey Financial Corp. ($328.1M), Turnersville, NJ, effective July 31.

Exhibit A
News stories

Valley National Bancorp ($5.0B), Wayne, NJ, has completed its acquisition of Wayne Bancorp Inc. ($275.3M), Wayne, effective Oct. 16.

October 19, 1998 12:00 AM ET

Valley National Bancorp ($5.0B), Wayne, NJ, has completed its acquisition of Wayne Bancorp Inc. ($275.3M), Wayne, effective Oct. 16.

Exhibit A

News stories

First Niagara Financial Completes CNY Financial Purchase

July 10, 2000 8:44 AM ET

By Stephen B. Evans

First Niagara Finl Group (MHC) said July 10 it has completed the previously announced acquisition of CNY Financial Corp..

CNY unit Cortland SB will retain its name and operate as a subsidiary of First Niagara.

Exhibit A

News stories

Hudson River completes Ambanc acquisition

March 08, 2002 12:00 AM ET

Hudson River Bancorp ($1.9B) Hudson, NY, said March 8 it has completed its acquisition of Ambanc Holding Co. ($711.1M) Amsterdam, NY, and the merger of Mohawk Community Bank into Hudson River.

Hudson River said the transaction is valued at approximately $100M, and Ambanc shareholders are entitled to receive $21.50 in cash for each share of Ambanc common stock they own. Following the transaction, Hudson River said it will have over $2.5B in total assets and almost $1.8B in deposits.

The merger of Mohawk Community Bank branches into Hudson River took place at the close of business March 8, and all Mohawk offices will reopen as Hudson River Bank & Trust Company branches at the start of normal business hours on Monday, March 11.

Hudson River CEO Carl Florio said, "This transaction further strengthens our foothold in the capital district and should be accretive to earnings immediately."

Exhibit A
News stories

Kearney Federal Savings Bank ($800.0M), Kearney, NJ, has completed its acquisition of 1st Bergen Bancorp ($301.5M), Wood-Ridge, NJ, effective March 30.

March 30, 1999 12:00 AM ET

Kearney Federal Savings Bank ($800.0M), Kearney, NJ, has completed its acquisition of 1st Bergen Bancorp ($301.5M), Wood-Ridge, NJ, effective March 30.

Exhibit A
News stories

First Busey Corp. ($1.1B), Urbana, IL, has completed its acquisition of Eagle BancGroup Inc. ($177.9M), Bloomington, IL, effective Oct. 29.

October 29, 1999 12:00 AM ET

First Busey Corp. ($1.1B), Urbana, IL, has completed its acquisition of Eagle BancGroup Inc. ($177.9M), Bloomington, IL, effective Oct. 29.

Exhibit A

News stories

PSBI closes acquisition of Jade Financial Corp.

July 02, 2001 12:00 AM ET

PSB Bancorp Inc.($262.1M), Philadelphia, has completed its acquisition of Jade Financial Corp.($214.9M), Feasterville, PA.

PSB acquired the thrift in a $24.1M cash transaction.

In a July 2 news release, PSB Bancorp said the combined company has approximately $470M in total assets and shareholders equity of $37M.

Exhibit A
News stories

NewAlliance completes conversion, will begin trading April 2

April 01, 2004 5:25 PM ET

By Maria Tor

Shares of newly converted NewAlliance Bancshares Inc. will commence trading on the NASDAQ on April 2 under the symbol NABC, the company said April 1.

The thrift said in a news release it has completed its initial stock offering, the related mutual-to-stock conversion of New Haven Savings Bank and the simultaneous acquisitions of Connecticut Bancshares Inc. and Alliance Bancorp of New England Inc.

NewAlliance said it sold 102,493,750 shares of common stock at $10.00 per share in the oversubscribed offering. It also issued 4 million shares to the NewAlliance Foundation.

The subscription offering was managed by Ryan Beck Co. Inc.

The completion concludes what was the largest, and possibly most complex, mutual-to-stock conversion in history, Chairman, President and CEO Peyton Patterson said. NewAlliance expects the offering to raise over $1 billion in proceeds.

Exhibit A

News stories

Alliance Financial Corp. completes Bridge Street acquisition, elects directors, extends repo

October 06, 2006 6:25 PM ET

By Bobby Raines Jr.

Syracuse, N.Y.-based Alliance Financial Corp. ($990.5 million) said Oct. 6 that it completed its acquisition of Oswego, N.Y.-based Bridge Street Financial Inc. ($231.5 million).

As a result of the merger, Bridge Street unit Oswego County National Bank was merged into Alliance unit Alliance Bank NA.

Alliance also announced that Bridge Street directors Deborah Stanley and Lowell Seifter have been elected to Alliance's board of directors.

The company expects the election and proration results related to the merger to be available on or about Oct. 16.

Alliance also said that its board has approved a six-month extension, through March 2007, of its previously announced stock repurchase program.

Exhibit A
News stories

TD Banknorth completes acquisition of Interchange Financial Services

January 02, 2007 4:56 PM ET

By Mike Layfield

Portland, Maine-based TD Banknorth Inc. ($39.92 billion) said Jan. 2 it completed the previously announced acquisition of Saddle Brook, N.J.-based Interchange Financial Services Corp. ($1.62 billion) on Jan. 1.

The deal was announced in April 2006.

The company said that pursuant to the merger agreement, Interchange shareholders are entitled to receive $23.00 in cash for each common share outstanding.

Anthony Labozzetta, former senior executive vice president and COO for Interchange, has joined TD Banknorth as executive vice president of retail and small business banking. He will be responsible for the overall management and results of TD Banknorth's 180-branch network throughout the mid-Atlantic.

SNL Financial

March 12, 2007

Mr. Lawrence Seidman
19 Veteri Place
Wayne, NJ 07470

Dear Mr. Seidman:

Pursuant to your license agreement with SNL Financial LC, through which we provide you with information on financial institutions, you are permitted by Section 4(a)(iv) to redistribute certain information publicly.

Let me know if you need any additional information regarding our license agreement.

Sincerely,

/ss/ Daniel Oakey
Daniel Oakey
Chief Contracts Officer

Headquarters
One SNL Plaza
PO Box 2124
Charlottesville VA 22902
434.977.1600
437.977.4466 fax

New York Office
Trinity Centre
115 Broadway, 13th Floor
New York NY 10006
212.364.7530
212.364.7566 fax

Arlington Office
1901 North Fort Myer Drive
Suite 450
Arlington VA 22209
703.373.0150
703.373.0159 fax

Banking | Financial Services | Insurance Real Estate | Energy | SNL IR Solutions      snl.com

LAWRENCE B. SEIDMAN
100 Misty Lane
Parsippany, NJ 07054
(973) 952-0405
(973) 781-0876 fax
March 13, 2007

Via facsimile (202) 772-9207
Ms. Christina Chalk, Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Center Bancorp, Inc.
PREC 14A filed on February 17, 2007 by the Committee to
Preserve Shareholder Value
SEC File No. 0-11486

 “Tandy Statement”

Dear Ladies and Gentlemen:

Each Filing Person and Participant of the Committee to Preserve Shareholder Value, which consists of Seidman and Associates, L.L.C., Seidman Investment Partnership, L.P., Seidman Investment Partnership II, L.P., Broad Park Investors, L.L.C., Berggruen Holdings North America Ltd., Chewy Gooey Cookies, LP, LSBK06-08, LLC, Harold Schechter, Raymond Vanaria and Lawrence Seidman, in response to the comments of the Staff of the Securities and Exchange Commission (the ”Staff”) commenting on the above-referenced preliminary proxy statement and form of proxy (collectively, the “Proxy Statement”) for use in conjunction with an annual meeting of stockholders of Center Bancorp, Inc. hereby acknowledge that:

•	Each Filing Person and Participant is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Proxy Statement; and

•
Each Filing Person and Participant may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours,

Seidman & Associates, LLC

By:   /ss/ Lawrence B. Seidman
Lawrence B. Seidman
Manager

Seidman Investment Partnership, LP

By:    /ss/ Lawrence B. Seidman
Lawrence B. Seidman
President of the Corporate General Partner

Seidman Investment Partnership II, LP

By:    /ss/ Lawrence B. Seidman
Lawrence B. Seidman
President of the Corporate General Partner

Broad Park Investors,LLC

By:     /ss/ Lawrence B. Seidman
Lawrence B. Seidman
Investment Manager

Berggruen Holdings North America, Ltd.

By:     /ss/ Lawrence B. Seidman
Lawrence B. Seidman
Investment Manager

Chewy Gooey Cookies, LP

By:    /ss/ Jonathan Mandelbaum
Jonathan Mandelbaum, Manager
General Partner: Cavity LLC

LSBK06-08, LLC

By:    /ss/ Lawrence B. Seidman
Lawrence B. Seidman
Investment Manager

By:     /ss/ Harold Schechter
Harold Schechter

By:     /ss/ Raymond Vanaria
Raymond Vanaria

By:    /ss/ Lawrence B. Seidman

Lawrence Seidman